Chapman and Cutler LLP

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

June 26, 2023

Via EDGAR Filing

Mr. Aaron Brodsky

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2333

Quality High Dividend Portfolio, Series 1

File Nos. 333-272021 and 811-03763

Dear Mr. Brodsky:

This letter responds to the comment given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2333, filed on May 17, 2023, with the Securities and Exchange Commission. The registration statement proposes to offer the Quality High Dividend Portfolio, Series 1 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.       Because you have informed us that the trust will be removing the risk disclosure regarding real estate investment trusts (“REITs”) from the “Principal Risks” section, please remove the reference to REITs from the “Principal Investment Strategies” section.

Response:       Individual unit investment trusts (“UITs”) are often created as part of a series of UITs based on a given investment strategy (a “Strategy”). As such, investors often purchase a UIT that is based upon a Strategy with the intention to continue to roll maturity proceeds into the next UIT in the series. In order to give investors an understanding of the Strategy, the prospectus for a series provides a description of the Strategy and the securities selected by the Strategy for a given UIT.

In connection with the trust, the trust is one of a series of UITs that follow the same Strategy. The Strategy for the trust utilizes a model that may include a range of investment types, including REITs. In order to adequately describe the trust’s Strategy, each potential investment type is referenced in the prospectus, regardless of whether securities of a particular investment type are significantly held by a given UIT in the series. Based upon this position, REIT disclosure is included in the “Principal Investment Strategies” section of the prospectus even though REITs are not a significant investment of this trust.

To avoid a misunderstanding regarding whether REITs are a significant investment of the trust, the prospectus highlights those asset types that are significantly represented in the trust’s portfolio and that disclosure specifically excludes REITs. The prospectus also removes the risk disclosure regarding REITs from the “Principal Risks” section. Based upon the above, we respectfully decline to amend the prospectus in response to the comment.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren
Morrison C. Warren